DRSLTR Submission / Correspondence Relating to Draft Registration Statement

O’Melveny & Myers LLP Yin Tai Centre, Office Tower 37th Floor No.2 Jianguomenwai Avenue Beijing 100022	T: +86 10 6563 4200 F: +86 10 6563 4201 omm.com	File Number: 0884210-00001

November 20, 2018

Confidential
Draft Registration Statement
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

UP Fintech Holding Limited
Confidential Submission of the Draft Registration Statement on Form F-1

On behalf of our client, UP Fintech Holding Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are hereby submitting a draft registration statement on Form F-1 (the “Draft Registration Statement”) relating to a proposed initial public offering in the United States of the Company’s Class A ordinary shares, par value US$0.00001 per share, to be represented by American depositary shares (“ADSs”) via EDGAR to the Securities and Exchange Commission (the “Commission”) for confidential review pursuant to the Jumpstart Our Business Startups Act, as amended (the “JOBS Act”).  The Company confirms that it is an “emerging growth company” as defined in the JOBS Act and its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended. The Company also confirms that it will publicly file the registration statement previously submitted on a confidential basis at least 15 days prior to any road show in connection with the proposed offering. A registration statement on Form F-6 relating to the ADSs will be filed with the Commission in due course.

Financial Information

The Company has included in this submission its audited consolidated financial statements as of December 31, 2016 and 2017 and for the two years ended December 31, 2016 and December 31, 2017. Prior to the distribution of a preliminary prospectus, the Company will amend the registration statement to include all financial statements required by Form F-1 at the date of the amendment.

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If you have any questions regarding the Draft Registration Statement, please contact the undersigned by telephone at +86 13910939617 / +86 10 6563 4261 or via e-mail at kgeng@omm.com, Li Han, by telephone at +852 3512 4018 or via email at lhan@omm.com, or Yan Wang, the audit engagement partner at Deloitte Touche Tohmatsu Certified Public

Century City  •  Los Angeles  •  Newport Beach  •  New York  •  San Francisco  •  Silicon Valley  •  Washington, DC

Beijing  •  Brussels  •  Hong Kong  •  London  •  Seoul  •  Shanghai  •  Singapore  •  Tokyo

Accountants LLP, by telephone at +86 10 8520 7162 or via email at xinywang@deloitte.com.cn. Deloitte is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Ke Geng

Enclosures

cc:  Tianhua Wu, Chief Executive Officer of the Company
John Fei Zeng, Chief Financial Officer of the Company
Li Han, Esq., Partner, O’Melveny & Myers LLP
Yan Wang, Partner, Deloitte Touche Tohmatsu Certified Public Accountants LLP
Li He, Esq., Partner, Davis Polk & Wardwell LLP